Alison K. Engel
Senior Vice President,
Chief Financial Officer
and Treasurer

June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Beverly Singleton

Re:	Gannett Co., Inc. Form 10-K for the Fiscal Year ended December 31, 2018 Filed February 27, 2019 File No. 001-36874

Ladies and Gentlemen:

Gannett Co., Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that the Company has received the Staff's comment letter dated June 18, 2019 regarding the Staff’s review of the above-captioned filing. The comment letter requests that the Company either respond to the Staff’s comments within ten business days or inform the Staff as to when the Company will respond.

As discussed between Kevin Vold of Polsinelli PC and Beverly Singleton in a telephone conversation on June 18, 2019, the Company respectfully requests an extension to respond to the comment letter until July 10, 2019. Should you have any questions regarding this request, please do not hesitate to contact me at (703) 854-6807.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Alison K. Engel

Alison K. Engel

cc:	Andrew Mew, Securities and Exchange Commission Kevin Vold, Polsinelli PC